02034423

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jannock Properties Ltd

*CURRENT ADDRESS

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5062 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/30/02

82-5062

02 MAY 29 AM 11:03

AR/S
12-31-01

JANNOCK PROPERTIES LIMITED

ANNUAL INFORMATION FORM

for the year ended December 31, 2001

May 14, 2002

Documents Incorporated by Reference

The following documents are incorporated by reference:

(a) Management's Discussion and Analysis is contained in the Corporation's 2001 Annual Report on pages 2 to 5;

(b) Audited Annual Financial Statements are contained in the Corporation's 2001 Annual Report on pages 6 to 13; and

(c) Management's Information Circular dated as of March 1, 2002.

Corporate Structure

Jannock Properties Limited ("Jannock Properties") was incorporated on December 14, 1999 under the *Business Corporations Act* (Ontario). Jannock Properties commenced its operations on March 10, 2000 following the consummation of a plan of arrangement involving Jannock Limited ("Jannock"), American Buildings Company and Delta Acquisition Corp. which was effected pursuant to a Certificate and Articles of Arrangement dated March 10, 2000 issued pursuant to the provisions of the *Business Corporations Act* (Ontario) (the "Arrangement").

As at the date hereof, Jannock Properties does not have any subsidiaries.

The address of the registered and principal office of Jannock Properties is 2121 Britannia Road West, Unit 2, Streetsville, Ontario, L5M 2G6.

Acquisition of Assets and Liabilities from Jannock

Immediately prior to the Arrangement becoming effective, Jannock Properties acquired the assets and liabilities of the real estate development division of Jannock and Jannock's investment in Jancor Companies, Inc. ("Jancor"), a vinyl products company located in the United States, pursuant to the terms of an asset transfer agreement dated March 10, 2000 (the "Transfer Agreement"). The assets and liabilities were transferred to Jannock Properties in exchange for 35,631,938 common shares in the capital of Jannock Properties. Jannock Properties also assumed obligations relating to the termination of the former president of Jannock Limited's vinyl business pursuant to the terms of the Transfer Agreement.

Upon consummation of the Arrangement, the 35,631,938 common shares of Jannock Properties held by Jannock were transferred to the then current shareholders of Jannock.

Capital Reorganization

At the annual and special meeting of the shareholders of Jannock Properties, held on April 29, 2002, the shareholders of Jannock Properties approved a special resolution (the "Special Resolution") authorizing a reorganization of the capital of Jannock Properties.

The capital reorganization involved an amendment to the Articles of Jannock Properties to:

(a) create an unlimited number of Class A Special Shares;

(b) create an unlimited number of Class B Common Shares; and

(c) change each issued and outstanding common share in the capital of Jannock Properties into 175 Class A Special Shares and one (1) Class B Common Share.

The mandate of Jannock Properties is to dispose of its assets in a manner which maximizes value and distributes the net proceeds realized from those assets to the shareholders in a timely fashion. The reorganization of Jannock Properties' share capital contemplated by the Special Resolution is intended to permit Jannock Properties to distribute the net proceeds realized from the sale of assets in a tax efficient manner. The distribution of the net proceeds will occur, from time to time, as a redemption of the Class A Special Shares, each such share being redeemable by the Corporation for $0.01. The proposed change of each common share into 175 Class A Special Shares with a total redemption value of $1.75 ($0.01 per Class A Special Share) and one (1) Class B Common Share is not meant to be an indication of the amount of the actual proceeds that will be distributed to shareholders in the future.

General Development of the Business and Narrative Description of the Business

Jannock Properties' primary business is the development and sale of the excess lands formerly owned by Jannock. The real estate division of Jannock was formed in November of 1991 for the purpose of redeveloping its then existing brick operation lands and other excess lands. Since its formation, the personnel of the real estate group have acquired expertise in the redevelopment (including environmental remediation) of quarry and other forms of industrial sites for the purpose of residential and commercial development in the major urban centres of Mississauga, Burlington and Milton, Ontario.

Real Estate Operations

The activities undertaken by Jannock Properties are intended to maximize the value realized on the disposition of the real property to residential or commercial developers. This process involves the following steps: (a) preliminary evaluations are conducted on the feasibility of obtaining desired zoning, market needs, servicing and grading requirements, environmental constraints and financial benefit; (b) as part of this assessment, consideration is given to the time required to obtain the necessary municipal and other approvals and to changing market conditions; (c) if, as a result of the analysis, it is determined that the project should proceed, then minimum thresholds are developed for proceeding through the stages of development. Sites may be sold as fully developed serviced lots or, alternatively, as vacant, unimproved land, but with the necessary zoning and/or municipal approvals in place. All of these decisions are made on a site specific basis.

The Jannock Properties management team has developed expertise in managing, planning, decommissioning and site management issues at the municipal, regional and provincial levels of government. Where appropriate, specific consulting skills have been outsourced to enable the assessment, design, servicing and marketing needs to be suited to each specific project.

As at the date of the Transfer Agreement, the real estate portfolio of Jannock Properties comprises, in the aggregate, approximately 750 acres of land located in the municipalities of Mississauga, Burlington and Milton, Ontario. There were three sites in the City of Mississauga, each of which is geographically separate from the other; four sites in the City of Burlington, which although physically separated by various roads and utility corridors are within the same immediate area; and three parcels in the Town of Milton, which are immediately adjacent to one another. As at the date hereof, the properties are at different stages of development and sale process as set out below. The following is a brief description of the major features and status of the development of the properties:

(A) Mississauga, Ontario

(1) McFarren Site

This site lies at the north-east corner of Erin Mills Parkway and McFarren Boulevard. Pursuant to the Transfer Agreement, approximately 11 acres of land, which consisted of two blocks zoned to permit their use as townhouse-style condominiums, were transferred to Jannock Properties. The lands were sold by Jannock Properties in late 2000 for $6,335,000 secured by a vendor take-back mortgage maturing in December 2002. An early repayment of this mortgage for a discounted amount of $6,200,000 occurred in the first quarter of 2002.

Extensive environmental remediation was performed on the site to meet residential standards.

(2) Cooksville Site

This site lies at the north-east corner of Dundas Street West and Mavis Road. Pursuant to the Transfer Agreement, approximately 18 acres of land and vendor take-back mortgages in the amount of $14,683,000 (related to previous sales of Cooksville site lands) were transferred to Jannock Properties. The property has been rezoned and subdivided for a variety of uses including detached, semi-detached and street townhouse forms of residential units; medium density and high density residential complexes; commercial buildings; and school and parkland areas. All required roads and utility services have been installed throughout the site.

Extensive environmental remediation of the lands to residential and commercial standards has been fully completed, including an area formerly used by the former Ontario Hydro for the disposal of fly-ash.

The fly-ash dispersed in this area was covered or otherwise contained and converted into parkland and a long term monitoring program by Ontario Hydro Power Generation Inc. is in place. The parkland was conveyed to the City of Mississauga.

The site has been actively marketed by Jannock Properties and various agreements of purchase and sale have been entered into and closed. Cash proceeds of $7,538,000, after discounts for early repayment, were received in 2000 and cash proceeds of $1,475,000 were received in 2001, in both instances from mortgage receivables transferred to Jannock Properties pursuant to the Transfer Agreement. A mortgage receivable amounting to $5,115,000 went into default in the first quarter of 2002 when the buyer failed to make payment when payment was due. Legal action has been commenced to enforce security on this property. A mortgage receivable amounting to $80,000 is outstanding but, in accordance with Jannock Properties' accounting policy, has not yet been recorded in Jannock Properties' financial statements as the down payment was less than 15% of the sale price. A 4.7-acre block of land and a 2.4 acre block of land were sold in 2001 for cash proceeds of $1,658,000 and $1,701,000, respectively. A conditional agreement has been entered into for the sale of the remaining 11.4-acre high-density parcel at this site at a price of $6,900,000. Closing of this sale is expected to occur during 2002.

(3) Britannia Site

The Britannia location lies at the north-east corner of Erin Mills Parkway and Britannia Road West and comprises approximately 221 acres, all of which was transferred from Jannock to Jannock Properties pursuant to the Transfer Agreement. The entire property was leased to Canada Brick Limited for a term of five years expiring May 14, 2004. In late 2001, following the closure of the brick manufacturing operations at this site, this lease was amended to include only a portion of the site for a one year term (with an option for two additional years) for the storage of bricks and utilization of office space.

Jannock Properties is seeking a re-zoning and other approvals of the property from its current industrial zoning to permit its development for a variety of residential uses, commercial uses, community uses and park uses. The original application for re-zoning was declined by the Mississauga City Council on the basis that the City of Mississauga favours the use of the site for industrial purposes. The matter has been appealed to the Ontario Municipal Board (the "OMB"). The hearing before the OMB was anticipated to commence in the first half of 2000 but was delayed until August 2002. Jannock Properties expects the application to be contested by the municipality and by a group of residents in the area. The prospects of success in achieving the desired re-zoning cannot be estimated with any certainty at this time. A revised land use plan was submitted in 2001, which responded to many of the issues expressed by residents, abutting landowners and the City of Mississauga.

An agreement has been reached to sell the property conditional upon obtaining zoning on the site for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. Subject to achievement of satisfactory zoning, closing of the sale is expected to occur in 2003. Pursuant to the agreement, Jannock Properties and the purchaser will jointly be responsible for advancing the land use application for the site.

No environmental remediation, site servicing or other physical preparation of the property for sale has occurred to date. Phase one and phase two environmental site assessments of the property have been performed and it has been determined that environmental remediation would be required to meet residential standards.

(B) Burlington, Ontario

(1) Tyandaga Site

The Tyandaga site is a residential subdivision located north of the intersection of North Service Road and Kerns Road. Jannock transferred vendor take-back mortgages in the amount of $4,046,000 (related to previous sales of Tyandaga site lands) to Jannock Properties pursuant to the Transfer Agreement, $3,083,000 of the outstanding vendor mortgages was collected in 2000 and the $983,000 balance of the outstanding vendor mortgage was collected in 2001.

Based on a phase one environmental site assessment of the property, management concluded that no environmental remediation was necessary as part of the development process and therefore no such work has been undertaken.

(2) Gloucester Site

The Gloucester site is located on the west side of Gloucester Drive, north of Tyandaga Park Drive. The site is presently comprised of approximately 3 acres of saleable land which were transferred to Jannock Properties pursuant to the Transfer Agreement. The property has not been serviced or zoned to date. The development proposal for the site contemplates six single family residential dwellings on the lands. Jannock Properties is in the process of submitting a re-zoning application to the local municipality. The property was sold in April 2002 for $390,000.

No environmental assessment of the property has been completed as the property is a vacant agricultural parcel. It is not anticipated that any environmental remediation will be required due to the property's close proximity to other areas which have had no environmental contamination discovered on performance of environmental site assessments.

(3) Burlington South Site

The Burlington South site comprises approximately 73 acres of land south of Highway 403 west of King Road all of which was transferred from Jannock to Jannock Properties pursuant to the Transfer Agreement. The property is presently zoned for industrial use, subject to a holding designation which will be removed upon registration of a plan of subdivision. In 2001 an agreement was signed to sell this property for $4,250,000 but the buyer was unable to complete the transaction. A conditional agreement has been reached to sell this property for $3,800,000 subject to completion of due diligence. Closing of this sale is expected to occur later this year.

(4) King Forest Business Park Site

This property lies at the north-west corner of Highway 403 and King Road. Approximately 46 acres of saleable land were transferred from Jannock to Jannock Properties pursuant to the Transfer Agreement. The property has been re-zoned to permit a variety of uses associated with a business park including office uses and light industrial uses. A draft plan of subdivision has been approved by all required authorities and is intended to be registered in three phases. The first and second phases of the development comprising approximately 25 acres has been serviced and the plan of subdivision registered in respect of such lands. The remaining lands have been serviced, including the installation of road access to adjacent lands owned by Canada Brick Limited. The lots are being actively marketed by Jannock Properties.

Based on a phase one environmental site assessment of the property, management of Jannock Properties has concluded that no remediation of the property was required and accordingly no such work has been performed.

A 6.4 acre block of land and a 1.8 acre block of land were sold in 2001 for $855,000 and $281,000 respectively. The individual lots on the remaining saleable land of 38 acres have been listed for sale at prices totalling approximately $7,000,000.

(C) Milton, Ontario

(1) 48-acre Site

This site is located at the north-west corner of Steeles Avenue and Peru Road and comprises 48 acres of land, all of which was transferred from Jannock to Jannock Properties pursuant to the Transfer Agreement. The site is separated from the other two parcels of the Milton site by a rail line and road allowance, and is considered by Jannock Properties to be the most likely of the sites to obtain the desired development approvals. The property is currently designated in the official plan of the municipality for urban residential uses in the phase two growth area and is zoned agricultural. Jannock Properties has applied for approval of a draft plan of subdivision, official plan amendments and re-zoning applications to permit detached and semi-detached residential units, medium density residential, a commercial block and park and open space areas. The application of Jannock Properties is under review by staff of the municipalities but no activity is expected in 2002 pending completion of the municipalities' secondary plan. This site is currently listed for sale at a price of $4,320,000. No servicing of the property has commenced.

No environmental assessment of the property has been completed as the property is a vacant agricultural parcel. It is not anticipated that any environmental remediation will be required due to the property's close proximity to other areas which have had no environmental contamination discovered on performance of environmental site assessments. No agreements of purchase and sale have been entered into for the property.

(2) 78-acre Site

This site is a former quarry and brick plant site at the north-east corner of Tremaine Road and Steeles Avenue and comprises approximately 78 acres of land all of which was transferred from Jannock to Jannock Properties pursuant to the Transfer Agreement. The site is designated as Escarpment Protection area in the Niagara Escarpment Plan. The current municipal zoning is agricultural.

Applications to re-designate the lands for urban expansion and future residential uses were filed but the applications were withdrawn due to recent decisions on adjoining properties. Jannock Properties is currently reassessing its options for this site.

An environmental site assessment regarding the property was conducted recently and indicated no significant environmental issues, although some remediation work will be required in the future. No servicing of the property has been undertaken.

(3) 223-acre Site

This site is immediately adjacent to the 78-acre parcel on the west side of Tremaine Road and is an irregularly shaped area which includes lands both below and above the crown of the Niagara Escarpment. The site comprises 223 acres of land, all of which was transferred from Jannock to Jannock Properties pursuant to the Transfer Agreement. The property is designated as Escarpment Natural area and mineral resource extraction area in the Niagara Escarpment Plan and the official plans of the municipalities, and is zoned for extractive industrial uses and rural uses.

Approximately 37 acres of the parcel has been leased to Canada Brick Limited for operation as a clay shale quarry. Approximately 56 acres of the site is subject to a lease to Lac Properties Inc. carrying on business as Milton Limestone, for use as a mineral extraction area.

A phase one environmental assessment of the portion of these lands (approximately 37 acres) used as a quarry has been performed by a consultant. The assessment did not indicate any material environmental issues. No environmental assessment of the balance of the property has been undertaken. There is no reasonable expectation that development of any nature will be permitted on this site in the future. Jannock Properties intends to operate the quarry excavation on expiration of the Canada Brick Limited lease as a deposit area for inert fill.

Investment in Jancor Companies, Inc.

Jancor and its subsidiaries manufacture, market and distribute vinyl siding and accessories, vinyl fencing, decking and garden accessories and vinyl windows. These products are used primarily in the residential housing market, with the renovation segment of that market being the largest user. Jancor is presently a private company and as such does not publicly disclose its financial statements.

The investment in Jancor resulted from the sale of Jannock's vinyl business in September of 1999 to Hancor Holdings LLC. At the time of the sale, Jannock received part of the proceeds in cash with the balance being held as shares of Jancor. The shares of Jancor were subsequently transferred to Jannock Properties on March 10, 2000 pursuant to the Transfer Agreement. At the time of the transfer, Jannock Properties' investment in Jancor consisted of 100% of the senior preferred shares of Jancor and approximately 15% of the junior preferred shares and common shares of Jancor.

Jannock Properties' equity interest in Jancor was sold in the second quarter of 2001 in exchange for a 25% share of any net proceeds to equity holders if Jancor is sold by the existing shareholder. This arrangement was part of a restructuring of the business wherein the majority common shareholder provided financial support to enable Jancor to renegotiate its banking facilities. Jannock Properties was not prepared to provide any financial support to Jancor. No gain or loss was recognized on the sale of the investment in Jancor as the original investment of $38,345,000 was fully written down in the third and fourth quarters of 2000. The extent to which any of the income tax losses associated with this sale can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

In 2000, Jancor incurred significant losses when it closed a vinyl siding plant and was not in compliance with the covenants of its financing agreements. Following the restructuring of the business in 2001, Jancor returned to profitability and was able to significantly reduce its borrowing and meet its financing covenants.

The amount that Jannock Properties may receive from the sale of its investment in Jancor will be dependent upon:

(a) Jancor maintaining or improving profitability and continuing to reduce its borrowings, and

(b) the existing owner's ability to sell the company.

It is not possible to predict the amount or timing of any proceeds that may be received by Jannock Properties in the future from sale of this investment.

Acquisitions and Dispositions

Other than the acquisition of assets and liabilities from Jannock as described above, Jannock Properties has not made any acquisitions relating to the business since its incorporation.

Dispositions of parcels of real property since March 10, 2000 are described in the section entitled "Real Estate Operations" and the sale of the interest in Jancor is described in the section entitled "Investment in Jancor Companies, Inc."

Environmental Matters

As an owner and manager of real property, some of which has been used for commercial and industrial operations, Jannock Properties is subject to various Canadian laws relating to environmental matters. Under such laws, Jannock Properties may be liable for the costs of remediation (including, in certain cases, removal) of any contaminants which may have been discharged at, on, in, under or from some of its properties and could be liable for certain contaminants discharged at or deposited at other locations. The potential costs to address such matters, including the cost to satisfy any third party claims and the cost to remediate such contaminants, could adversely affect Jannock Properties' business, financial condition or results of operation.

Through a combination of applicable environmental laws and the provisions of the Transfer Agreement, Jannock Properties is responsible for any and all environmental liability associated with its real property assets, including any liability for previous and current operations carried out on the various properties by Jannock. Jannock Properties may, for example, attract liability from a third party claim in the event that contaminants have been released into the environment at, on, in, under, or from any of the properties, including releases from the operations currently or formerly carried out on the properties. Jannock Properties may also incur liability as a former owner, operator or person in control or management of a property or business operation after it sells or abandons the property or operation, for contaminants disposed of, deposited or released at, on, in, under or from a property or operation during the time that Jannock or Jannock Properties was in management or control of the property or the operation.

Some of these properties have been remediated to comply with applicable environmental standards while others may require environmental remediation that will be addressed as part of the redevelopment process. The Cooksville site, a former brick plant and quarry on 185 acres of land in Mississauga, is an example of a property that has been remediated to meet residential standards.

Jannock Properties has experience in the management of environmental issues. Despite its past successes, there is no guarantee that Jannock Properties will be able to successfully manage environmental issues in the future or that the enforcement, interpretation or requirements of environmental laws will not change in the future and result in an adverse effect to Jannock Properties. Any such change with respect to environmental laws, or any difficulty managing the various identified and unidentified environmental issues, could have a material effect on Jannock Properties' business, financial condition or results of operation.

Employees

Jannock Properties presently has two full time employees and uses the services of two contract consultants.

Financial Information

Comparative figures have not been provided before 2000, as the company was inactive prior to March 10, 2000.

Annual Information

(in thousands of Canadian dollars, except per share amounts)

	Year Ended December 31, 2001	For the period between March 10, 2000 and December 31, 2000
Land Sales	$ 5,624	$ 3,619
Earnings/(loss) before losses on investments	146	(856)
Earnings/(loss) before losses on investments per share (basic and fully diluted)	0.00	(0.03)
Provision for loss in value of investment	-	38,345
Earnings/(loss) for the year	146	39,201
Earnings/(loss) per share (basic and fully diluted)	0.00	(1.36)
Total assets	33,040	36,193
Cash distributions on a per share basis	0.00	0.10

Quarterly Information

(in thousands of Canadian dollars, except per share amounts)

	2002
	Q1
Land Sales	6,202
Earnings before losses on investment	2,115
Provision for loss in value of investment	-
Income taxes	692
Net earnings/(loss)	1,423
Earnings/(loss) per share	$0.04

	2001			
	Q1	Q2	Q3	Q4
Land Sales	2,331	2,559	301	433
Earnings before losses on investment	758	347	(61)	(113)
Provision for loss in value of investment	-	-	-	-
Income taxes	319	820	(21)	(333)
Net earnings/(loss)	439	(473)	(40)	220
Earnings/(loss) per share	$0.01	$(0.01)	$(0.01)	$0.00

	2000			
	Q1[1]	Q2	Q3	Q4
Land Sales	448	1,330	904	937
Earnings before losses on investment	107	(94)	57	304
Provision for loss in value of investment	-	-	5,974	32,371
Income taxes	48	(42)	24	1,200
Net earnings/(loss)	59	(52)	(5,941)	(33,267)
Earnings/(loss) per share	$0.01	$(0.01)	$(0.22)	$(1.13)

[1]Period from the commencement of business (March 10, 2000) to March 31, 2000.

Dividends

Jannock Properties' mandate is to distribute surplus cash to shareholders as it sells its assets. Jannock Properties declared and made a distribution of $0.10 on each common share of the Corporation in August, 2000.

Management's Discussion and Analysis

The discussion which appears on pages 2 to 5 of Jannock Properties' 2001 Annual Report is incorporated herein by reference.

Market for Securities

The common shares of Jannock Properties Limited trade on the Canadian Venture Exchange under the symbol (JPL).

Directors and Officers

Name and Office	Year First Became a Director	Number of Shares Held	Principal occupations during last five years
Ian C.B. Currie Toronto, Ontario Chairman and Director	2000	35,977	Chairman of Jannock Limited from 1999 to 2000. Mr. Currie was counsel at Fraser Milner Casgrain LLP, a law firm, from 1998 to January, 2001. Prior to that time he was managing partner of Fraser & Beatty (as Fraser Milner Casgrain LLP was then known). He is currently a director of companies
J. Lorne Braithwaite Toronto, Ontario Director	2000	18,349	President and Chief Executive Officer of Cambridge Shopping Centres Limited, a national real estate investment company, until February 2001. He is currently a director of companies.
Robert W. Korthals[1] Toronto, Ontario Director	2000	14,457	Business consultant and a director of companies for the preceding five years.

[1] Robert W. Korthals was a director of Anvil Range Mining Corporation ("Anvil") until 1998. Anvil was granted protection by the Ontario Court (General Division) under the Companies' Creditors Arrangement Act in January 1998. A receiver assumed responsibility for the affairs of Anvil in April 1998.

David P. Smith[1] Toronto, Ontario Director	2000	50,000	Managing Partner of Enterprise Capital Management Inc., an investment management firm, for the preceding five years.
D. Mitchell Fasken Mississauga, Ontario President and Director	2001	45,800	President Jannock Properties Limited since March 2000. Prior to that time he was Vice President, Real Estate, Jannock Limited
Brian W. Jamieson Oakville, Ontario Chief Financial Officer and Secretary		105,450	Chief Financial Officer and Secretary, Jannock Properties Limited. Prior to that time he was Chief Financial Officer, Jannock Limited

The term of the office of each director expires at the next annual meeting of the shareholders of the Corporation or when his successor is elected or appointed.

The directors and officers of the Company as a group beneficially own, directly or indirectly, or have control or direction over 270,033 common shares representing 0.8% of the number of common shares issued.

The Corporation is required to have an Audit Committee. The members of the Audit Committee are Ian C. B. Currie, J. Lorne Braithwaite, Robert W. Korthals and David P. Smith. The Corporation does not have a Compensation Committee or an Executive Committee.

Additional information

In the event that the securities of Jannock Properties are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, Jannock Properties will provide to any person or company, upon request to the Secretary of Jannock Properties, the following:

(i) one copy of the Annual Information Form ("AIF") of Jannock Properties, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii) one copy of the comparative financial statements of Jannock Properties for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor, and one copy of any interim financial statements of Jannock Properties that have been filed, if any, for any period after the end of its most recently completed financial year;

[1] David P. Smith is a Managing Partner of Enterprise Capital Management Inc. which owns 5,878,175 (approximately 16.5% of the issued and outstanding common shares) common shares of Jannock Properties.

(iii) one copy of the information circular of Jannock Properties in respect of its most recent annual meeting of shareholders that involved the election of directors;

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii) above; and

at any other time, one copy of any documents referred to in (i), (ii) and (iii) above, provided that Jannock Properties may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of Jannock Properties.

Additional information concerning Jannock Properties, including directors' and officers' remuneration and indebtedness, principal holders of Jannock Properties' securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Jannock Properties' Management Information Circular dated as of March 1, 2002 for its annual meeting of shareholders held on April 29, 2002. Additional financial information is provided in Jannock Properties' 2001 Annual Report. Copies of such documents may be obtained upon request from the Corporate Secretary of Jannock Properties.

All requests for additional information should be made to the Corporate Secretary at the head office of Jannock Properties.